VIA EDGAR

March 8, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg and Karina Dorin

Re:	Paramount Gold Nevada Corp.

Amendment No. 1 to Form S-3

Filed February 6, 2024

File No. 333-275376

Dear Mr. Levenberg and Ms. Dorin:

On behalf of Paramount Gold Nevada Corp. (“Paramount”), we provide Paramount’s responses to your letter dated February 16, 2024 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to Form S-3 filed on February 6, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments in the Letter have been restated below in their entirety, with the responses to each comment set forth immediately below the comment. The revisions to the Registration Statement described below are reflected in an amendment to the Registration Statement (the “Amended Registration Statement”) being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the pages of the Amended Registration Statement.

Amendment No. 1 to Form S-3

Cover Page

1. We note your response to prior comment 1 and reissue the comment. Because you plan to issue and sell shares under the Controlled Equity Offering Sales Agreement with Cantor Fitzgerald and Canaccord Genuity as part of this registration statement, please revise to include a separate prospectus for such at the market offering and make corresponding revisions to the fee table and legality opinion.

Response: Paramount acknowledges the Staff’s comment. We had not included the separate prospectus as the Company was contemplating certain changes to the transaction contemplated by the Controlled Equity Offering Sales Agreement, including the identity of the sales agents thereunder. Those changes have now been agreed and are reflected in a separate prospectus for such at the market offering. We have also made corresponding revisions to the legality opinion. We do not believe the fee table has to be revised, as the total offering amount of the S-3 does not change with the inclusion of the at the market offering prospectus.

* * *

If you have any questions with respect to the above, please do not hesitate to contact me at (613) 226-9881, ext. 202, or James T. Seery of Duane Morris LLP at (973) 424-2088.

Very truly yours,

PARAMOUNT GOLD NEVADA CORP.

/s/ Carlo Buffone
Carlo Buffone
Chief Financial Officer

cc:	James T. Seery, Duane Morris LLP